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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
                                 (RULE 13D-101)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
         13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            SPORT SUPPLY GROUP, INC.

                                (Name of Issuer)
                Shares of Common Stock, par value $0.01 per share

                         (Title of Class of Securities)
                                    749283107

                                 (CUSIP NUMBER)
                                 Steven J. Pully
                              Carlson Capital, L.P.
                              2100 McKinney Avenue
                                   Suite 1600
                                Dallas, TX 75201
                                 (214) 932-9600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               - with copies to -

                                 David Rosewater
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2208

                                 March 15, 2010

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
|_|
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  749283107                   13D/A
--------------------------------------------------------------------------------

         NAME OF REPORTING PERSONS

         Carlson Capital, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    1    75-273-3266
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
         [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER

    NUMBER OF            2,709,600
                    ------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                    ------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,709,600
                    ------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,709,600
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.72%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  749283107                   13D/A
--------------------------------------------------------------------------------

         NAME OF REPORTING PERSONS

         Asgard Investment Corp

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    1    75-249-4315
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER

    NUMBER OF            2,709,600
                    ------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                    ------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,709,600
                    ------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,709,600
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.72%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO

CUSIP No.  749283107                   13D/A
--------------------------------------------------------------------------------

         NAME OF REPORTING PERSONS

         Clint D. Carlson

    1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY


--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER

    NUMBER OF            2,709,600
                    ------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                    ------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,709,600
                    -----------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,709,600
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.72%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  749283107                   13D/A
--------------------------------------------------------------------------------

    1    NAMES OF REPORTING PERSONS

         Double Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

         INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,489,781
                    ------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                    ------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,489,781
                    ------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,489,781
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)
         [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.96%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

CUSIP No.  749283107                   13D/A
--------------------------------------------------------------------------------

    1    NAMES OF REPORTING PERSONS

         Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            219,819
                    ------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                    ------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             219,819
                    ------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         219,819
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)
         [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.76%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO

                                 SCHEDULE 13D/A

     This Amendment No. 4 (this "Amendment") to Schedule 13D (the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share, ("Common Stock") of Sport Supply Group, Inc., a Delaware corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission").

     This Schedule 13D is filed on behalf of Double Black Diamond Offshore Ltd., a Cayman Islands exempted company, Black Diamond Offshore Ltd., a Cayman Islands exempted company, Carlson Capital, L.P., a Delaware limited partnership, the investment manager to Double Black Diamond Offshore Ltd. and Black Diamond Offshore Ltd., Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital, L.P., and Mr. Clint D. Carlson, the president of Asgard Investment Corp. (collectively, the "Reporting Persons").

     This Amendment is being filed to amend Items 4, 6 and 7 as follows:


ITEM 4

Item 4 of the Schedule 13D is hereby amended by adding the following:

     Black Diamond Offshore Ltd. and Double Black Diamond Offshore Ltd. have entered into a Voting Agreement, dated March 15, 2010 (the "Voting Agreement"), with Sage Parent Company, Inc. ("Sage") and CBT Holdings LLC (together with Black Diamond Offshore Ltd. and Double Black Diamond Offshore Ltd., the "Subject Shareholders") in connection with the execution of a Merger Agreement, dated as of March 15, 2010, by and among Sage, Sage Merger Company, Inc., a wholly-owned subsidiary of Sage, and the Issuer (the "Merger Agreement"). Pursuant to the Voting Agreement, the Subject Shareholders agreed to (i) appear at any meeting of the shareholders of the Issuer called to seek shareholder approval of the Merger Agreement or in any other related circumstance, or otherwise cause the shares of the Issuer beneficially owned by the Subject Shareholders (the "Subject Shares") to be voted as present for purposes of establishing a quorum,
(ii) vote the Subject Shares at any such meeting or in any written consent in favor of the Merger Agreement and the transactions contemplated thereby, (iii) vote the Subject Shares against any transaction, consolidation, combination, sale of substantial assets, merger, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer (other than the Merger Agreement and the transactions contemplated thereby), (iv) vote the Subject Shares against any takeover proposal (including any superior proposal), and (v) vote the Subject Shares against any amendment of the Issuer's charter or bylaws or any other corporate action that would impede, frustrate, prevent, or nullify any provision of the Merger Agreement or any of the transactions contemplated thereby or change in any manner the voting rights of any class of capital stock of the Issuer. In addition, the Subject Shareholders granted an irrevocable proxy over the Subject Shares to Sage and any other designee of Sage to vote the Subject Shares in accordance with the foregoing. The Subject Shareholders also agreed not to solicit, encourage, or participate in any discussions regarding any other takeover proposal, or furnish to any other person any non-public information relating to the Issuer or its subsidiaries, or take any other action with the primary purpose of leading to, or that could reasonably be expected to lead to, any other takeover proposal. Finally, the Subject Shareholders agreed not to transfer any Subject Shares until the expiration of the Voting Agreement. In certain circumstances, the Subject Shares beneficially owned by Black Diamond Offshore Ltd. will not be subject to the requirements of the Voting Agreement.

     The obligations of the Subject Shareholders and the irrevocable proxy under the Voting Agreement will terminate automatically upon the earlier of (i) the closing date under the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms, other than with respect to the liability of any party thereto for willful and malicious breach hereof prior to such termination.

This description of the Voting Agreement is summary only and is qualified by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Black Diamond Offshore Ltd. and Double Black Diamond Offshore Ltd. have entered into a voting agreement with respect to the securities of the Issuer, a summary of which is found in Item 4 of this Amendment to the Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 4: Voting Agreement, dated March 15, 2010, by and among Sage Parent Company, Inc. and the persons listed on Schedule A therein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: MARCH 17, 2010                CARLSON CAPITAL, L.P.

                                     By:   Asgard Investment Corp., its general
                                           partner

                                           By:  /s/ Clint D. Carlson
                                                --------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                     ASGARD INVESTMENT CORP.

                                     By:   /s/ Clint D. Carlson
                                           -------------------------------------
                                     Name:  Clint D. Carlson
                                     Title: President

                                     /s/ Clint D. Carlson
                                     -------------------------------------------
                                     Clint D. Carlson

                                     BLACK DIAMOND OFFSHORE LTD.

                                     By:  Carlson Capital, L.P., its investment
                                          manager

                                     By:  Asgard Investment Corp., its general
                                          partner

                                          By: /s/ Clint D. Carlson
                                              ---------------------------------
                                          Name: Clint D. Carlson
                                          Title: President

                                     DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                     By:  Carlson Capital, L.P., its investment
                                          manager

                                     By:  Asgard Investment Corp., its general
                                          partner

                                          By: /s/ Clint D. Carlson
                                              ---------------------------------
                                          Name: Clint D. Carlson
                                          Title: President